CENTENNIAL VARIABLE ANNUITY
THE USA PLAN

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds M P & Q

Supplement Dated December 17, 2013

This supplement updates and amends certain information contained in your current prospectus and any subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

IMPORTANT INFORMATION ABOUT THE
ING PIMCO HIGH YIELD PORTFOLIO

> *The following information only affects you if you currently invest in or plan to invest in the Subaccount that corresponds to the ING PIMCO High Yield Portfolio.*

Effective after the close of business on or about February 4, 2014, the ING PIMCO High Yield Portfolio will be renamed ING High Yield Portfolio, ING Investment Management Co. LLC will replace Pacific Investment Management Company LLC ("PIMCO") as subadviser and the Portfolio's investment objective will change. Accordingly, effective after the close of business on or about February 4, 2014, all references in any prospectus supplement to ING PIMCO High Yield Portfolio are to be replaced with ING High Yield Portfolio and information in any prospectus supplement about the ING PIMCO High Yield Portfolio is to be deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING High Yield Portfolio *(formerly ING PIMCO High Yield Portfolio)*	**Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co., LLC	Seeks to provide investors with a high level of current income and total return.

MORE INFORMATION IS AVAILABLE

More information about the Investment Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Investment Fund. You may obtain these documents by contacting us at the:

ING U.S. Customer Service Center
P.O. Box 5033
Minot, ND 58702-5033
1-877-886-5050

If you received a summary prospectus for any of the Investment Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Investment Fund's summary prospectus.